Exhibit 99.4

TriSalus Corporate Linkedin Post

At TriSalus, we are taking an important step forward in our efforts to overcome the significant limitations in existing immunotherapy treatments for liver and pancreatic cancers. We have entered into a merger agreement with MedTech that will result in TriSalus being a public company and is expected to provide us the financial resources to drive the continued commercialization of our TriNav® Infusion System and advance the development of our SD-101 therapeutic. MedTech brings a team of leaders with a record of creating value across medical device companies, and we look forward to working together to bring hope to patients with liver and pancreatic cancer while delivering value for our shareholders.

Read more about our exciting announcement here: https://trisaluslifesci.com/wp-content/uploads/2022/11/TriSalus-Announcement-Legal-Legends.pdf

Mary Szela LinkedIn Post

Incredibly proud of the @TriSalusLifeSciences team for this amazing accomplishment! MedTech Acquisition Corporation is the right partner for TriSalus as we move full speed ahead to improve the standard of care for liver and pancreatic tumors. Stay tuned for more to come as we become a public company.

REPOST COMPANY LINKEDIN POST

TriSalus Corporate Twitter Post

We’ve made an important next step to achieve our mission by announcing our merger with $MTAC. Learn more here: https://trisaluslifesci.com/wp-content/uploads/2022/11/TriSalus-Announcement-Legal-Legends.pdf